*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, PA 16066
724-776-8600
August 4, 2016
Mr. Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MSA Safety Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarter Ended March 31, 2016
Filed May 2, 2016
File No. 001-15579

Dear Mr. Kuhar:
This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2015 filed on February 29, 2016 and Form 10-Q for the quarter ended March 31, 2016 filed on May 2, 2016 (File No. 001-15579), as set forth in your letter dated July 7, 2016.
For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-Q for the Quarter Ended March 31, 2016
Item l. Financial Statements
Note 8 - Segment Information, page 11

1.    We note your response to comment 2 and the discussions of average historical as well as planned gross margin and segment operating margin. Please address the following:

•	Provide us with a table showing five years of historical and five years of your projected gross margin and segment operating margin for each of your operating segments.

Response: See Exhibit 1 for a table of historical and projected gross margin percentages and segment operating margin percentages.

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

•
Identify any other measures of segment profitability that your CODM uses to assess the performance of your operating segments (e.g., operating income) and include the five year historical and projected information for these measures in the table requested in the previous bullet.

Response: Our CODM uses segment operating income and segment operating margin to assess the performance of our operating segments. See Exhibit 1 for a table of historical and projected segment operating income and margin.

We acknowledge that the package that our CODM reviewed during the first six months of 2016 also included income before taxes. Our CODM does not use income before taxes as a measure to assess the performance of the operating segments, and this measure was removed from the CODM package July 1, 2016.

•	Tell us in detail why you believe the segment operating margin for the Europe and China operating segments are expected to converge and to exhibit similar long-term financial performance.

Response: Historically, our European operating segment was run on an affiliate by affiliate basis. Due to a number of constraints, including but not limited to our information technology systems, our European structure did not take advantage of synergies between affiliates including centralized warehouses, shared logistics services and back office functions. Over the last several years we implemented a leadership change for our operations in Europe. After assessing the operating structure in Europe, senior management developed a plan to move away from managing the region on an affiliate basis and towards a single pan European business. A key part of this transformation has been implementing a standard IT platform across Europe. In addition, we have invested in the future of our European organization by establishing a Principal Operating Company model ("POC"). We have just started to realize the benefits of scale created from this approach. These changes have and will continue to allow us to reduce the costs across the operating segment and eliminate duplicative positions. In addition we are leveraging our new SAP installation and implementing shared service centers to streamline back office functions. We consolidated 14 warehouses across Europe down to 1 and in 2015 we eliminated more than 40 positions. We eliminated an additional 18 positions in 2016 [***]. These actions will drive lower indirect manufacturing and selling, general and administrative costs thereby improving the European segment operating margin as displayed in Exhibit 1. Also see our response to the comment within the bullet immediately below for discussion of changes to internal allocations which will also impact European segment operating income in the future. Due to these activities, combined with the changes in allocations as discussed below, we expect the segment operating margin to improve and to more closely align with our other International reportable segments' operating margins by 2020.

Our segment operating margin for China increased in 2015 and based on our most recent projections, we believe that China's profitability will continue to converge with our other International reportable segment operating segments. We are forecasting improvement in China's gross margin based on improved sourcing efforts and price increases. Additionally, over the past few years we have also implemented restructuring activities to right size our footprint in China for the future. For example, in late 2015 and in the first six months of 2016 we restructured 46 employees and reduced our manufacturing footprint which, along with other actions, will result in realized cost savings in future periods of approximately $1.8 million. [***] These actions will drive improved efficiency thereby improving segment operating margin. As a result of our ongoing focus on improved sourcing, strategic pricing and reducing our cost structure, we believe segment operating margin in China will more closely align with our other International reportable segments' operating margins by 2020.

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

•
Describe to us the internal allocations you make to your segments impacting their operating margins and explain why you plan to adjust the internal allocations through the budgeting process for your European operating segment.

Response: In January of 2016, the Company implemented a new management structure which included the promotion of Ron Herring to the newly created position of Senior Vice President and President, MSA International and the promotion of Nish Vartanian to the newly created position of Senior Vice President and President, MSA Americas. Messrs. Herring and Vartanian are the segment managers for the Americas and International segments, respectively, reporting directly to the CODM. We concurrently implemented a general manager structure at the operating segment level that report directly to either Messrs. Herring or Vartanian. The purpose of the structure was to provide better focus over operations and margins in our key geographic markets. Throughout this process and during the course of this year, we commenced analyses to fully evaluate the reporting of our operating segment results and have determined that our allocations require adjustment, most significantly relating to our fixed gas and flame detection business ("FGFD"), notably in the MEAI and European operating segments.

The FGFD design and manufacturing process is extremely complex and this product set is one of the most profitable products for the Company. The majority of the indirect manufacturing and operating costs of this business have historically been borne by our European operating segment, where the products are manufactured, while a significant portion of the gross profit has been recognized by our MEAI operating segment, the destination of the customer and the segment that primarily served as the sales outlet for the FGFD business. This is notable in MEAI's historical results beginning in 2011 when the operating margin increased from [***]. 2011 was the first full year of ownership of General Monitors, our primary FGFD business that was acquired in late 2010.

Our current allocation methodology burdens our FGFD manufacturing affiliates with all related indirect production and overhead costs, while the selling affiliates benefit from the allocation of a substantial portion of gross profit without an allocation of indirect production, overhead and certain selling, general and administrative costs. In our projections within Exhibit 1, we have allocated these costs from the manufacturing affiliates to match costs with the related revenue to more accurately present the entire economic impact of such transactions. This change in our allocation methodology will provide our newly appointed general managers a more holistic economic portrayal of the business and this will be used to better analyze and manage the costs associated with their operating segments. This allocation change resulted in a [***] to the MEAI segment operating margin and an approximate [***] to our European operating segment operating margin and will be effectuated in our CODM package as we execute our 2017 budgeting process.

•
Provide us with a measure of the significance (e.g., percentage of sales to external customers or operating income) of the Europe and the China operating segments to the International reportable segment.

Response: The June 30, 2016 year to date sales to external customers as a percentage of International reportable segment sales were [***] for Europe and China, respectively. Projected sales to external customers as a percentage of International reportable segment sales range from [***] for Europe and China, respectively over our projection period included in Exhibit 1. These percentages are comparable to historical results.

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

2.     We note the revised disclosure you proposed in response to comment 4. While we note that your CODM uses segment operating income (loss) and segment operating margin percentage to evaluate segment performance, the format and labeling of your presentation have created additional non-GAAP measures that are not measures of segment performance and you are not allowed to present them in your financial statements pursuant Item 10(e)(1)(ii)(C) of Regulation S-K. The amounts you present in the consolidated column for operating income (loss) and operating margin percentage are not amounts presented on your statement of income or which can be directly calculated therefrom. While you may present the total of profit or loss of individual segments as part of the reconciliation required by ASC 280-10-50-30(b), such presentations must be correctly labeled and the reconciliations should be to the consolidated amounts presented in your financial statements. Please revise the format and labeling of your presentation to eliminate the non-GAAP measures consolidated operating income (loss) and consolidated operating profit margin percentage. See also Question 104.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response: Beginning in our 2016 second quarter Form 10-Q and all future periodic and annual filings, we will include operating income on the face of our consolidated statement of income. The amounts that we present in the consolidated column for operating income within the segment information footnote will be directly attributable from the consolidated statement of income. The reconciliation in our segment information footnote of adjusted operating income (loss) will be to the consolidated operating income presented in our consolidated statement of income. An example of our proposed 2016 second quarter segment information footnote is as follows:

Note 8—Segment Information
We are organized into six geographic operating segments based on management responsibilities. The operating segments have been aggregated (based on economic similarities, the nature of their products, end-user markets and methods of distribution) into three reportable segments: Americas, International, and Corporate.
The Americas and International segments were established on January 1, 2016. The Americas segment is comprised of our operations in North America and Latin America geographies. The International segment is comprised of our operations of all geographies outside of the Americas. Certain global expenses are now allocated to each segment in a manner consistent with where the benefits from the expenses are derived. The 2015 segment results have been recast to conform with current period presentation.
The Company's sales are allocated to each country based primarily on the destination of the end-customer.
Adjusted operating income (loss) and adjusted operating margin are the measures used by the chief operating decision maker to evaluate segment performance and allocate resources. Adjusted operating income (loss) is defined as operating income from continuing operations excluding restructuring charges and currency exchange gains (losses). Adjusted operating margin is defined as adjusted operating income (loss) divided by segment sales to external customers. Adjusted operating income (loss) and adjusted operating margin are not recognized terms under GAAP and therefore do not purport to be alternatives to operating income or operating margin from continuing operations as a measure of operating performance. Further, the Company's measure of adjusted operating income and adjusted operating margin may not be comparable to similarly titled measures of other companies. Adjusted operating income (loss) is reconciled to the nearest GAAP measure, operating income, in the tables below.

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

Reportable segment information is presented in the following table:

(In thousands)	Americas	International	Corporate	Reconciling Items1	Consolidated Totals
Three Months Ended June 30, 2016
Sales to external customers	$177,623	$118,375	$—	$—	$295,998
Intercompany sales	30,037	69,648	—	(99,685)	—
Adjusted operating income (loss)	44,671	12,741	(8,417)		48,995
Adjusted operating margin %	25.1%	10.8%
Restructuring and other charges					(1,338)
Currency exchange gains, net					242
Operating income					$47,899
Total Assets	$893,997	$516,064	$4,675	$1,513	$1,416,249
Six Months Ended June 30, 2016
Sales to external customers	$344,965	$230,301	$—	$—	$575,266
Intercompany sales	57,869	130,337	—	(188,206)	—
Adjusted operating income (loss)	76,016	21,148	(17,022)		80,142
Adjusted operating margin %	22.0%	9.2%
Restructuring and other charges					(1,808)
Currency exchange (losses), net					(1,708)
Operating income					$76,626
Total Assets	$893,997	$516,064	$4,675	$1,513	$1,416,249

(In thousands)	Americas	International	Corporate	Reconciling Items1	Consolidated Totals
Three Months Ended June 30, 2015
Sales to external customers	$179,565	$107,446	$—	$—	$287,011
Intercompany sales	35,242	61,064	—	(96,306)	—
Adjusted operating income (loss)	37,454	10,892	(8,429)		39,917
Adjusted operating margin %	20.9%	10.1%
Restructuring and other charges					(227)
Currency exchange (losses), net					(1,557)
Operating income					$38,133
Total Assets	$908,868	$363,012	$3,571	$9,919	$1,285,370
Six Months Ended June 30, 2015
Sales to external customers	$338,067	$205,652	$—	$—	$543,719
Intercompany sales	71,418	112,174	—	(183,592)	—
Adjusted operating income (loss)	61,363	18,461	(15,366)		64,458
Adjusted operating margin %	18.2%	9.0%
Restructuring and other charges					(958)
Currency exchange gains, net					991
Operating income					$64,491
Total Assets	$908,868	$363,012	$3,571	$9,919	$1,285,370
Reconciling items consist primarily of intercompany eliminations and items not directly attributable to operating segments.

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our SEC filings. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.
Please feel free to contact me at (724) 741-8534 should you require further information or have any questions.

MSA SAFETY INCORPORATED

By	/s/ Kenneth D. Krause
Name	Kenneth D. Krause
Title	Vice President of Finance and Chief Financial Officer
Date	August 4, 2016

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

Exhibit 1

The following presents our historical and projected gross margin percentages and operating margin percentages for the years ended December 31, 2010 through 2020:

Gross Margin Percentage
	2010	2011	2012	2013	2014	2015	Average
Northern North America	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Projected Gross Margin Percentage
	2016	2017	2018	2019	2020	Average
Northern North America	[***]	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]	[***]

Segment Operating Margin Percentage
	2010	2011	2012	2013	2014	2015	Average
Northern North America	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Projected Segment Operating Margin Percentage
	2016	2017	2018	2019	2020	Average
Northern North America	[***]	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]	[***]

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.

*FOIA Confidential Treatment requested by MSA Safety Incorporated pursuant to 17 C.F.R. 200.83

The following presents our historical and projected operating margin for the years ended December 31, 2010 through 2020:

(In millions)	Segment Operating Income
	2010	2011	2012	2013	2014	2015
Northern North America	[***]	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]	[***]

(In millions)	Projected Segment Operating Income
	2016	2017	2018	2019	2020
Northern North America	[***]	[***]	[***]	[***]	[***]
Latin America	[***]	[***]	[***]	[***]	[***]
Europe	[***]	[***]	[***]	[***]	[***]
MEAI	[***]	[***]	[***]	[***]	[***]
Pacific Asia Region	[***]	[***]	[***]	[***]	[***]
China	[***]	[***]	[***]	[***]	[***]

***Rule 83 confidential treatment requested; omitted portions sent separately to the SEC.